EXHIBIT 99.1

Ultrapetrol Announces Second Quarter 2009 Financial Results

Strong Outlook for All Business Segments

NASSAU, Bahamas, Aug. 12, 2009 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three core markets (River Business, Offshore Supply Business, and Ocean Business), today announced financial results for the second quarter ended June 30, 2009.

Second Quarter and Year to Date 2009 Highlights:

 * Recorded revenues of $54.9 million in second quarter 2009;

 * Recorded adjusted EBITDA, adjusted net income and corresponding
   EPS of $18.1 million, $2.9 million and $0.10 per share, for the second quarter of 2009;

 * Recorded EBITDA of $18.1 million in second quarter 2009;

 * Recorded net loss of $0.1 million, or earnings per share
  ("EPS") of $0.00 for the second quarter of 2009;

 * Recorded EBITDA from continuing operations, net income from continuing operations and EPS from continuing operations of
   $18.4 million, $0.2 million and $0.01 per share, respectively, for the second quarter of 2009;

 * Recorded adjusted EBITDA from continuing operations, adjusted net income from continuing operations and adjusted EPS from continuing operations of $18.4 million, $3.3 million and $0.11 per share, respectively, for the second quarter of 2009;

 * On June 22, 2009, Ship Management and Commercial Services Ltd.
   ("SMS"), our subsidiary dealing with third party ship management, entered into an Accounting and Commercial Services Agreement with unrelated third party companies for the provision of ship management and other advisory services in respect of a fleet of 17 vessels of which eight are under construction.

 * On June 30, 2009, the Brazilian Development Bank, or BNDES,
   approved a 17-year credit facility for $18.7 million to partially finance the construction of our UP Rubi post-delivery; and

 * On August 7, 2009, the Company took delivery of its sixth vessel in the Offshore Supply Business, an 840 m2 deck Platform Supply
   Vessel which is scheduled to be delivered to Petrobras under a
   4-year time charter.

Felipe Menendez, Ultrapetrol's President and Chief Executive Officer said, "During the second quarter we recorded results in line with expectations and at the same time further strengthened our financial flexibility, reduced the Company's total debt and continued to implement our growth strategy. Ultrapetrol's quarterly results were achieved despite the worsening effects of the drought in our River Business. While soybean volume in our River Business is expected to be lower in 2009 than previously anticipated, because of this drought the high price of soybeans is a strong incentive for the new seeding season. We believe that as rainfall normalizes, total production for 2010 should return to previous levels. Also boding well for our River Business is the Company's new yard, which is in its final stage of construction and is expected to be in full production this year."

Mr. Menendez continued, "In our Ocean Business, our tanker fleet remained employed under the same charters that prevailed at the end of last quarter. We also expanded our tanker fleet by adding one vessel, which is time chartered to an Oil Major on the South American coastal trade. During the second quarter, our Capesize vessels enjoyed the coverage of our FFA hedges, which continued to be an effective tool to stabilize the earnings of these vessels, as we plan for our future cash flows. Currently, this fleet remains employed under contracts of affreightment and covered through FFAs for a substantial portion of its available days in 2009 and 2010. In our Offshore Supply Business, we are pleased to have taken delivery of UP Rubi, our sixth vessel. The UP Rubi is scheduled to enter into a four-year charter. Our newbuildings in India and China are progressing. In respect of the Indian ships in particular, we expect to capitalize on the experience we have gained in the construction of the initial serried of six sister vessels to improve in the efficiency of building this design which will ultimately result in improved operational capabilities."

Overview of Financial Results

Second quarter 2009 revenues were $54.9 million compared to second quarter 2008 revenues of $80.1 million.

Second quarter 2009 EBITDA was $18.1 million, as compared with $29.0 million for the second quarter 2008. (A reconciliation of EBITDA to Net cash provided by operating activities is included below).

Net loss for the second quarter of 2009 was $0.1 million, or EPS of $0.00, as compared with net income of $11.7 million, or EPS of $0.36 in the second quarter of 2008. The second quarter 2009 results include a deferred income tax loss of $3.0 million, or $0.10 per share from unrealized foreign currency exchange rate gains on U.S. dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business. The second quarter 2008 results include a deferred income tax loss of $2.2 million, or $0.07 per share from unrealized foreign currency exchange rate gains on U.S. dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business. Net Income for the second quarter 2009, excluding this effect, is a gain of $2.9 million, or $0.10 per share as compared with $13.9 million, or $0.43 per share in the same period of 2008.

Ultrapetrol's Chief Financial Officer, Len Hoskinson, said, "During the quarter, we continued to secure long term financing to cover our capital expenditures, thus structuring the Company's financial obligations along a term consistent with the assets' capability of generating cash on a conservative basis. Specifically, we obtained the approval from BNDES for a 17-year, fixed interest, $18.7 million loan to finance the UP Rubi, our sixth offshore vessel. We remain in compliance with all debt covenants and are in a strong position to fund our capital expenditures requirements and take advantage of future opportunities. At the end of the second quarter, we had $57.4 million in cash and cash equivalents after a net reduction in our total debt of approximately $17.6 million in the quarter."

River

The Company experienced a 41% drop in the volume of cargo loaded in the second quarter 2009 as compared with the same period of 2008. Second quarter 2009 River segment EBITDA was $0.6 million versus $5.8 million in 2008. The River segment results of the second quarter of 2009 were impacted by the worst drought in the last 70 years which severely affected soybean and by-products volumes. The River segment results were also impacted by a reduction in the volume of iron ore that was loaded.

The latest 2009 USDA estimate for the Paraguayan soybean crop of 3.8 million tons implies a 47% decline in production of about 3.4 million tons, as compared with the USDA original estimate of 7.2 million tons for 2009. Local sources suggest that it could be even lower, in fact, the lowest crop since 2000. In addition, low water levels in the upper Paraguay River have affected river transit times and fuel consumed during part of the second quarter of 2009. The continuation of these low water levels in the upper stretch of the Paraguay River could have a negative effect on the volumes carried in the third and fourth quarters of 2009.

The Company is in the final stages of construction of its new barge building yard. Certain areas of the yard have already begun production, which is expected to commence full production in 2009. The Company has also continued its barge re-bottoming program and its re-engining and re-powering project, under which two large, fuel-propelled pushboats are expected to be operating for the 2010 season. In the second quarter we launched the hull of our newbuilding pushboat Zonda I the first to receive heavy fuel engines.

Offshore Supply

The Offshore Supply segment EBITDA in the second quarter of 2009 was $3.6 million compared to $4.5 million in the same period of 2008. The Company continued to operate a total of five vessels in the second quarter of 2009. The results in the Offshore Supply segment in second quarter 2009 were adversely affected by the strength of the U.S. dollar versus the British pound when compared with the same period of 2008, as the pound is the currency in which our North Sea vessels earn their income.

In the second quarter of 2009, the Company has paid the third 20% installments for one of its two PSV newbuildings currently under construction in a shipyard in China and is expecting the first of these vessels to be delivered by the end of the fourth quarter of 2009 or the beginning of 2010. Additionally, the Company also paid the third 20% installment for two of its four PSV newbuildings under construction in a shipyard in India and is expecting delivery of these vessels to commence in the first half of 2010.

While spot rates in the North Sea have been generally softer, the Brazilian market is expected to grow significantly over the next few years, which is expected to have a significant global effect.

The Company believes that the market in Brazil remains strong due to new Brazilian oil field discoveries, which will require modern large supply vessels such as those in Ultrapetrol's Offshore Supply segment fleet.

We took delivery of our sixth PSV, the UP Rubi, which is scheduled to be delivered to Petrobras under a 4-year time charter. This vessel is expected to be in operation for approximately half of the third quarter of 2009.

Ocean

The Company's Ocean segment generated EBITDA in the second quarter 2009 of $11.4 million, as compared with $21.5 million for the same period in 2008. This result is mainly attributable to lower charter rates obtained by our Capesize / OBO fleet and a 10% lower time charter rate obtained from our M/T Amadeo following the long term extension of her existing charter.

Through FFAs the Company had hedged a substantial portion of the earnings of its Capesize / OBO fleet. The Company's counterparties have met their obligations under their respective FFAs. This fleet maintains coverage through FFAs for a substantial portion of its available days in 2009 and 2010.

In April 2009, the Company took delivery of a 2008-built Product Tanker which is currently employed on the South American coastal trade.

Passenger

The Company's remaining passenger ship, the Blue Monarch, remained in lay-up, as planned, in the second quarter of 2009 and has been advertised widely for sale. No definitive proposals are in hand at present, but several potential sales are being negotiated.

Share Repurchase Program

On March 17, 2008 the Company announced that its Board of Directors had approved a share repurchase program for up to $50.0 million of its common stock up to September 30, 2008, which was subsequently extended to September 30, 2009. On March 19, 2008 the Company started repurchasing its shares under this program and, as of June 30, 2009, it had acquired 3,923,094 of its shares at an average cost of $4.97 per share for a total cost of about $19.5 million. This program does not require the Company to purchase a specific number of shares and it may be suspended or reinstated at any time at the Company's discretion and without notice. The shares purchased under this program are held as treasury stock and are recorded by the Company as authorized but unissued shares in its books.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("non-GAAP") measures such as EBITDA, and any adjustments thereto, when presented in conjunction with comparable Generally Accepted Accounting Principles ("GAAP") measures, are useful for investors to use in evaluating the performance of the Company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation of GAAP results to non-GAAP results is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, August 13, 2009, at 11:00 a.m. ET. Interested parties may participate in the live conference call by dialing 1-800-857-4261 (toll-free U.S.) or +1-312-470-7369 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A simultaneous audio webcast of the call and an accompanying slide presentation will also be available in the Investor Relations section of Ultrapetrol's Web Site, http://www.ultrapetrol.net. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call. A replay of the call will be available for one week via telephone and on Ultrapetrol's Web Site starting approximately one hour after the call ends. The replay can be accessed at 1-800-813-5523 (toll-free U.S.) or +1-203-369-3345 (outside of the U.S.); passcode: 2000.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, vegetable oils, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, oil-bulk-ore and Capesize bulk vessels. More information about the Company can be found on its Web Site at http://www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; its ability to obtain additional financing; its financial condition and liquidity, including its ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; its expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; its dependence upon the abilities and efforts of its management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods the Company transports and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR-G

                 CONDENSED CONSOLIDATED BALANCE SHEETS
 (Stated in thousands of U.S. dollars, except per value share amounts)

                                               As of         As of
                                              June 30,    December 31,
                                                2009          2008
                                             (Unaudited)
                                            ------------  ------------
 ASSETS
  CURRENT ASSETS
   Cash and cash equivalents                $     57,407  $    105,859
   Restricted cash                                 1,656         2,478
   Accounts receivable, net of allowance
    for doubtful accounts of $582 and $432
    in 2009 and 2008, respectively                22,611        17,782
   Receivables from related parties                  375           363
   Operating supplies                              5,245         4,059
   Prepaid expenses                                4,830         5,294
   Receivables from derivative instruments        20,474        44,152
   Other receivables                              14,998        23,073
   Other assets                                    3,654         4,852
                                            ------------  ------------
    Total current assets                         131,250       207,912
                                            ------------  ------------
 NONCURRENT ASSETS
  Receivables from derivative instruments         10,270        20,078
  Other receivables                                8,801        11,600
  Receivables from related parties                 5,011         4,873
  Restricted cash                                  1,179         1,170
  Vessels and equipment, net                     576,313       552,683
  Dry dock                                         4,562         3,953
  Investment in affiliates                         1,835         1,815
  Intangible assets                                1,804         2,174
  Goodwill                                         5,015         5,015
  Other assets                                     8,258         9,049
  Deferred income tax assets                       5,848         4,737
                                            ------------  ------------
   Total noncurrent assets                       628,896       617,147
                                            ------------  ------------
   Total assets                             $    760,146  $    825,059
                                            ============  ============

 LIABILITIES AND EQUITY
  CURRENT LIABILITIES
   Accounts payable                         $     15,458  $     21,747
   Payable to related parties                         93            15
   Accrued interest                                2,034         2,567
   Current portion of long-term
    financial debt                                21,710        43,421
   Other liabilities                               2,709         4,416
                                            ------------  ------------
    Total current liabilities                     42,004        72,166
                                            ------------  ------------
  NONCURRENT LIABILITIES
   Long-term financial debt net of
    current portion                              364,420       369,519
   Deferred income tax liability                   9,817         6,515
                                            ------------  ------------
    Total noncurrent liabilities                 374,237       376,034
                                            ------------  ------------
    Total liabilities                            416,241       448,200
                                            ------------  ------------

  EQUITY
   Common stock, $.01 par value:
    100,000,000 authorized shares;
    29,519,936 shares outstanding                    334           334
   Additional paid-in capital                    269,314       268,425
   Treasury stock 3,923,094 shares at cost       (19,488)      (19,488)
   Accumulated earnings                           57,723        57,195
   Accumulated other comprehensive
    income (loss)                                 30,827        65,423
                                            ------------  ------------
   Total Ultrapetrol (Bahamas) Limited
    stockholders equity                          338,710       371,889

   Noncontrolling interests in subsidiaries        5,195         4,970
                                            ------------  ------------
   Total equity                                  343,905       376,859
                                            ------------  ------------
   Total liabilities and equity             $    760,146  $    825,059
                                            ============  ============

        CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
 (Stated in thousands of U.S. dollars except share and per share data)

                                             Six Months Ended June 30,
                                            --------------------------
                                                2009          2008
                                            ------------  ------------
 REVENUES

  Revenues from third parties               $    112,697  $    147,495
                                            ------------  ------------
  Total revenues                                 112,697       147,495
                                            ------------  ------------

 OPERATING EXPENSES

   Voyage expenses                               (27,551)      (35,093)
   Running costs                                 (39,257)      (42,202)
   Amortization of dry docking                    (1,855)       (1,947)
   Depreciation of vessels and equipment         (18,063)      (15,916)
   Amortization of intangible assets                (370)         (393)
   Administrative and commercial expenses        (11,616)      (11,099)
   Other operating income                            961         2,423
                                            ------------  ------------
                                                 (97,751)     (104,227)
                                            ------------  ------------
  Operating profit                                14,946        43,268
                                            ------------  ------------

 OTHER INCOME (EXPENSES)

   Financial expense                             (12,030)      (10,863)
   Other financial income                          1,044            --
   Financial income                                  218           642
   Gains on derivatives, net                         115         5,862
   Investment in affiliates                           20           (49)
   Other, net                                       (402)         (291)
                                            ------------  ------------
   Total other (expenses)                        (11,035)       (4,699)
                                            ------------  ------------

   Income from continuing operations
    before income taxes                            3,911        38,569

    Income taxes                                  (2,296)       (3,367)
                                            ------------  -------------
   Income from continuing operations               1,615        35,202

   Loss from discontinued operations                (862)       (5,724)
                                            ------------  ------------
   Net income                                        753        29,478

    Net income attributable to
     noncontrolling interests in
     subsidiaries                                    225           425
                                            ------------  ------------
  Net income attributable to Ultrapetrol
   (Bahamas) Limited                        $        528  $     29,053
                                            ============  ============

  Amounts attributable to Ultrapetrol
   (Bahamas) Limited:

    Income from continuing operations       $      1,390  $     34,777
    Loss from discontinued operations               (862)       (5,724)
                                            ------------  ------------
  Net income attributable to Ultrapetrol
   (Bahamas) Limited                        $        528  $     29,053
                                            ============  ============
    BASIC INCOME (LOSS) PER SHARE OF
     ULTRAPETROL (BAHAMAS) LIMITED:
    From continuing operations              $       0.05  $       1.05
    From discontinued operations                   (0.03)        (0.17)
                                            ------------  ------------
                                            $       0.02  $       0.88
                                            ============  ============
    DILUTED INCOME (LOSS) PER SHARE OF
     ULTRAPETROL (BAHAMAS) LIMITED:
    From continuing operations              $       0.05  $       1.05
    From discontinued operations                   (0.03)        (0.17)
                                            ------------  -------------
                                            $       0.02  $       0.88
                                            ============  ============
    Basic weighted average number
     of shares                                29,404,285    32,855,697
    Diluted weighted average number
     of shares                                29,404,285    33,012,155

       CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
                (Stated in thousands of U.S. dollars)

                                             Six Months Ended June 30,
                                            --------------------------
                                                2009          2008
                                            ------------  ------------
 CASH FLOWS FROM OPERATING ACTIVITIES

  Net income                                $        528  $     29,053

  Adjustments to reconcile net income to
   net cash provided by operating
   activities:

    Loss from discontinued operations                862         5,724
    Depreciation of vessels and equipment         18,063        15,916
    Amortization of dry docking                    1,855         1,947
    Expenditure for dry docking                   (2,464)       (1,411)
    Gains on derivatives, net                       (115)       (5,862)
    Amortization of intangible assets                370           393
    Share-based compensation                         889           889
    Debt issuance expense amortization             1,059           851
    Net income attributable to
     noncontrolling interest in
     subsidiaries                                    225           425
    Net (gain) loss from investment
     in affiliates                                   (20)           49
    Allowance for doubtful accounts                  150            --
    Cash settlements of FFAs                         (70)      (24,678)

  Changes in assets and liabilities:
   Decrease (increase) in assets:
    Accounts receivable                           (4,979)       (7,266)
    Receivable from related parties                 (150)         (318)
    Other receivables, operating supplies
     and prepaid expenses                          5,880        (5,012)
    Other                                          1,345           231
   Increase (decrease) in liabilities:
    Accounts payable                              (5,969)        4,495
    Payable to related parties                        78            45
    Other                                          1,062         2,992
                                            ------------  ------------
    Net cash provided by operating
     activities from continuing operations        18,599        18,463

    Net cash provided by (used in)
     operating activities from discontinued
     operations                                      406        (4,873)
                                            ------------  ------------
    Total cash flows from operating
     activities                                   19,005        13,590
                                            ------------  ------------

 CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of vessels and equipment
   ($21,024 and $21,310 in 2009 and
   2008 for vessels in construction)             (42,081)      (74,716)
  Net decrease in funding cash collateral
   of forward freight agreements                      --        28,784
  Cash settlements paid on forward freight
   agreements                                         --        (5,408)
  Other                                            1,701            --
                                            ------------  ------------
   Net cash (used in) investing activities
    from continuing operations                   (40,380)      (51,340)

   Net cash (used in) investing activities
    from discontinued operations                      --        (1,380)
                                            ------------  ------------
   Total cash flows (used in) investing
    activities                                   (40,380)      (52,720)
                                            ------------  ------------

 CASH FLOWS FROM FINANCING ACTIVITIES

  Scheduled repayments of long-term
   financial debt                                 (7,366)       (8,116)
  Early repayments of long-term
   financial debt                                (22,894)           --
  Proceeds from long-term financial debt           3,450        31,900
  Decrease in short-term financial debt               --       (15,000)
  Funds used in repurchase of
   treasury shares                                    --        (6,466)
  Other                                             (267)        3,007
                                            ------------  ------------
   Net cash (used in) provided by
    financing activities from continuing
    operations                                   (27,077)        5,325
                                            ------------  ------------
   Net (decrease) in cash and cash
    equivalents                                  (48,452)      (33,805)

   Cash and cash equivalents at the
    beginning of year (including $2,546
    and $1,448 related to discontinued
    operations)                             $    105,859  $     64,262
                                            ------------  ------------
   Cash and cash equivalents at the end
    of period (including $308 and $336
    related to discontinued operations)     $     57,407  $     30,457
                                            ------------  ------------

                       SUPPLEMENTAL INFORMATION

 The  following  tables  reconcile  our EBITDA to our cash flow for the three months ended June 30, 2009 and 2008.

 =====================================================================
                                                         Three Months
                                                        Ended June 30,
 =====================================================================
 ($000)                                                 2009     2008
 ---------------------------------------------------------------------
 Total cash flows provided by (used in)
  operating activities                                  3,976  (11,331)
 Total cash flows provided by (used in)
  investing activities                                (17,185) (12,366)
 Total cash flows provided by (used in)
  financing activities                                (17,846)  12,197
 ---------------------------------------------------------------------

 ---------------------------------------------------------------------
 Net cash provided by (used in) operating
  activities from continuing operations                 3,960   (7,645)
 Net cash provided by (used in) operating
  activities from discontinued operations                  16   (3,686)
 Total cash flows provided by (used in)
  from operating activities                             3,976  (11,331)
 ---------------------------------------------------------------------

    Plus

 Adjustments from continuing operations

 Increase / decrease in operating assets and
  liabilities                                           6,300    8,225
 Expenditure for dry docking                            1,554      716
 Income taxes                                           1,889    2,740
 Financial expenses                                     5,966    4,402
 Gain on derivatives, net                                 110   24,229
 Other adjustments                                     (1,398)    (790)

 Adjustments from discontinued operations

 Increase / decrease in operating assets and
  liabilities                                            (632)     519
 Expenditure for dry docking                               --      261
 Income taxes                                              --       --
 Financial expenses                                         3        7
 (Gain) on disposal of assets                              --       --
 Other adjustments                                        304       --

 ---------------------------------------------------------------------
 EBITDA from continuing operations                     18,381   31,877
 EBITDA from discontinued operations                     (309)  (2,899)
 =====================================================================
 Consolidated EBITDA                                   18,072   28,978
 =====================================================================

 1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company's 9% First
 Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an
 alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

 The following tables reconcile the Company's EBITDA to its Operating profit for the three months ended June 30, 2009 and 2008, on a consolidated and a per segment basis:

 ($000)                             Three Months Ended June 30, 2009
                                           Offshore
                                  River     Supply    Ocean     TOTAL
 ---------------------------------------------------------------------

 Segment operating profit (loss) ($2,784)   $2,322    $5,952    $5,490
 Depreciation and amortization     3,533     1,369     5,401    10,303
 Investment in affiliates / Net
  income attributable to non
  controlling interest in
  subsidiaries                        78       (95)       32        15
 Gains on derivatives, net             0        40         0        40
 Other Net                          (239)      (11)        7      (243)

 ---------------------------------------------------------------------
 Segment EBITDA                     $588    $3,625   $11,392   $15,605
 ---------------------------------------------------------------------

 Items not included in segment
  EBITDA

 Financial income                                                 $123
 Other financial expenses                                       $2,653
 Loss from discontinued
  operations                                                     ($309)

 =====================================================================
 Consolidated EBITDA                                           $18,072
 =====================================================================

 ($000)                             Three Months Ended June 30, 2008
                                           Offshore
                                  River     Supply    Ocean     TOTAL
 ---------------------------------------------------------------------

 Segment operating profit (loss)  $2,593    $3,402   $17,122   $23,117
 Depreciation and amortization     3,110     1,212     4,859     9,181
 Investment in affiliates / Net
  income attributable to non
  controlling interest in
  subsidiaries                       202      (185)      (77)      (60)
 Gains on derivatives, net            --        --      (449)     (449)
 Other Net                          (147)       30         1      (116)

 ---------------------------------------------------------------------
 Segment EBITDA                   $5,758    $4,459   $21,456   $31,673
 ---------------------------------------------------------------------

 Items not included in segment
  EBITDA

 Financial income                                                  204
 Loss from discontinued
  operations                                                    (2,899)

 =====================================================================
 Consolidated EBITDA                                           $28,978
 =====================================================================

The following tables reconcile the Company's Adjusted Net Income and Adjusted EPS to its Net Income and EPS, respectively, for the three months ended June 30, 2009 and 2008, on a consolidated basis:

 -------------------   ----------- ----------- ----------- -----------
                          2Q 09       2Q 08       2Q 09       2Q 08
                       Incl. Disc. Incl. Disc. Excl. Disc. Excl. Disc.
 (In $ 000's)              Op.         Op.         Op.         Op.
 -------------------   ----------- ----------- ----------- -----------

 Net income as
  reported                  $(89)    $11,714        $223     $15,554
 EPS as reported           $0.00       $0.36       $0.01       $0.48

    Adjustments

 Income Tax on
  Exchange Variance
  Provision(1)             3,027       2,164       3,027       2,164
 -------------------   ----------- ----------- ----------- -----------

 Adjusted Net Income      $2,938     $13,878      $3,250     $17,718
 Adjusted EPS (In $)       $0.10       $0.43       $0.11       $0.54
 -------------------   ----------- ----------- ----------- -----------

 (1) Provision for Income Tax on foreign currency exchange gains on
 U.S. dollar denominated debt of one of our subsidiaries on the
 Offshore Supply Business.

CONTACT:  The IGB Group
          Leon Berman, Principal
          212-477-8438
          Fax: 212-477-8636
          lberman@igbir.com
          www.igbir.com